12011797

*AB 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 29 2012 WASH., D.C.

SEC FILE NUMBER
8- 17883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXA Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York	NY	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas Gismondi 201-743-5073
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Gismondi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Advisors, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ORCHID GARBUTT
Notary Public, State Of New York
No. 01GA6049018
Qualified in Kings County
Certificate Filed in New York County
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Notary Public

Signature

Vice President and Controller
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss), or Operations.
- ☒ (d) Statement of Changes in Financial Condition, or Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital, or Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Advisors, LLC

(A wholly owned subsidiary of AXA Distribution Holding Corporation)

Statement of Financial Condition

December 31, 2011

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AXA Advisors, LLC

(A wholly owned subsidiary of AXA Distribution Holding Corporation)

Statement of Financial Condition

December 31, 2011

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Index
December 31, 2011

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Report of Independent Auditors

To the Board of Directors and Member of
AXA Advisors, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AXA Advisors, LLC (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2012

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 53,543,096
Receivable from affiliates	2,719,807
Receivable from sponsors and broker-dealers	5,697,838
Securities owned, at fair value	640,496
Deferred acquisition costs, net of accumulated amortization and impairment of $2,375,292	912,038
Income tax-related assets	5,064,566
Prepaids and other assets, net	1,645,464
Total assets	$ 70,223,305
Liabilities and Member's Capital	
Liabilities	
Payable to affiliates	$ 2,169,140
Payable for concessions, commissions and fees	9,328,778
Income tax-related liabilities	7,759,058
Other liabilities	1,843,533
Total liabilities	21,100,509
Member's capital	
Total member's capital	49,122,796
Total liabilities and member's capital	$ 70,223,305

The accompanying notes are an integral part of this statement of financial condition

1. Organization

AXA Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of AXA Distribution Holding Corporation ("Holding"), and an indirect subsidiary of AXA Equitable Financial Services, LLC, whose parent is AXA Financial, Inc. ("AXF"). AXF is a wholly owned subsidiary of AXA, a French holding company for an international group of insurance and related financial services companies.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor under the Investment Advisors Act of 1940. Its principal businesses are the distribution of shares of investment products, primarily mutual funds offered by affiliates and third parties, as well as the sale of brokerage products and variable life insurance and annuity contracts issued by AXA Equitable Life Insurance Company ("AXA Equitable"), MONY Life Insurance Company ("MONY Life"), and MONY Life Insurance Company of America ("MLOA"), wholly owned indirect subsidiaries of AXF. The Company focuses on the development and management of retail customers and currently offers a variety of asset management accounts with related services, as well as money management products such as asset allocation programs and advisory accounts. Retail distribution of products and services is accomplished by financial professionals ("FP's") registered with AXA Network, LLC ("AXN"), an affiliate, and the Company.

LPL Financial Corporation ("LPL"), an independent brokerage firm, provides clearing and certain back-office brokerage services to the Company. The current agreement between LPL and the Company, as amended January 1, 2012, is in effect through December 15, 2019. The agreement will renew automatically for additional twenty-four month terms unless terminated under the conditions of the agreement.

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables and payables) approximates their carrying value, as these instruments are short-term in nature.

Revenue Recognition

Securities transactions and related commission revenues and expenses and receivables and payables are recorded on a trade date basis. Securities transactions executed but not yet due for settlement as of December 31, 2011 are reflected in the Statement of Financial Condition and were subsequently settled after December 31, 2011. Fee revenue on advisory accounts is charged to customers quarterly based on their assets under management.

Cash and Cash Equivalents
The company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2011 the cash held at banks exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

Investments in money market funds are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2011 include investments in two money market funds totaling $47,968,357 that are held at two major U.S. financial institutions. Interest income is accrued as earned.

Given the concentration of cash and cash equivalents, the Company may be exposed to certain credit risk.

Securities Owned
Securities owned are reported in the Statement of Financial Condition at fair value. Refer to Note 3 for policies on fair value measurement.

Prepaids and Other Assets
Prepaids and other assets include $1,165,100 of technology cost chargebacks to FP's, net of an allowance for doubtful accounts of $526,800. The allowance is maintained at a level that the Company estimates to be sufficient to absorb potential losses and is based on several factors, including a continuous assessment of the aging of each account based on the historical collectability of these receivables.

Income Taxes
The Company is included in the consolidated federal income tax return filed by AXF and the consolidated state and local income tax returns filed by Holding. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from Holding. The amounts of current and deferred income tax-related assets and liabilities are recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Under the state tax sharing agreement with Holding, the Company computes its state tax liability as if the Company filed state tax returns on a separate-return basis; if the Company's tax attributes are utilized by Holding to reduce Holding's state tax liability, the Company will be reimbursed.

Deferred Acquisition Costs
Deferred acquisition costs are carried at amortized cost and are evaluated for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Deferred acquisition costs relate to estimated future revenues that arose out of AXF's acquisition of The MONY Group Inc. ("MONY"). No events or changes in circumstances occurred during 2011 that would require an impairment charge.

Insurance Recoveries
Recoveries of legal settlements through the Company's fidelity bond policy are recorded in the period received or determined to be assured.

New Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board ("FASB") issued new guidance for improving disclosures about fair value measurements. This guidance requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances and settlements. This guidance was effective for reporting periods beginning after December 15, 2009 except for disclosures for Level 3 fair value measurements which was effective for reporting periods beginning after December 15, 2010. The new disclosures regarding purchases, sales, issuances and settlements in the roll-forward of activity of Level 3 financial instruments have been included in Note 3 - Fair Value.

In May 2011, the FASB amended its guidance on fair value measurements and disclosure requirements to enhance comparability between U.S. GAAP and International Financial Reporting Standards ("IFRS"). The changes to the existing guidance include how and when the valuation premise of highest and best use applies, the application of premiums and discounts, as well as new required disclosures. This guidance is effective for reporting periods beginning after December 15, 2011, with early adoption prohibited. Management does not expect that implementation of this guidance will have a material impact on the Company's financial statements.

Subsequent Events
Events and transactions subsequent to the balance sheet date have been evaluated by management, for purpose of recognition or disclosure in this financial statement, through February 24, 2012, the date that this financial statement was available to be issued.

3. Fair Value Disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and to minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1 Unadjusted quoted prices for identical assets or liabilities in active markets. Valuations of Level 1 assets or liabilities are generally supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3 Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

	Financial Instruments Measured at Fair Value on a Recurring Basis			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash equivalents	$ 47,968,357 [1]	$ -	$ -	$ 47,968,357
Securities owned, at fair value	3,444 [2]	-	637,052 [3]	640,496
	$ 47,971,801	$ -	$ 637,052	$ 48,608,853

[1] Consists of investments in money market funds.
[2] Consists of investments in mutual funds.
[3] Consists of investments in auction rate securities for which quoted prices are not available. In order to estimate fair value, the Company used a third-party pricing service.

The following table includes changes in fair value for financial instruments classified within Level 3 of the fair value hierarchy as of December 31, 2011.

	Level 3
Fair value at January 1, 2011	$ 1,326,269
Purchases	-
Settlements	(800,000)
Realized gains	94,786
Net change in unrealized gains relating to instruments held at year-end	15,997
Transfers in and/or (out) of level 3	-
Fair value at December 31, 2011	$ 637,052

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital of $30,966,302 which exceeded required net capital of $1,285,669 by $29,680,633, and the Company's ratio of aggregate indebtedness to net capital was 0.62 to 1.

5. Transactions With Affiliates

On December 16, 2011, the Company made a $15,000,000 cash distribution to Holding.

On July 8, 2004, AXF acquired MONY and its subsidiaries, including MONY Securities Corporation ("MSC"), a broker-dealer. Effective June 6, 2005, MSC's FP's were re-registered to become registered representatives of the Company, and MSC's retail clientele became customers of the Company. On that date, the Company purchased from MSC the estimated future renewal revenues of MSC client accounts for $3,287,330. The amount, classified as Deferred acquisition costs in the Statement of Financial Condition, was deferred and amortized over the expected future benefit period.

In 2011, the Company earned concessions and fees for products offered by its affiliate, Alliance Bernstein LP ("Alliance"). A receivable due from Alliance of $1,815,900 is included in Receivable from affiliates as of December 31, 2011.

Pursuant to the Agreement for Cooperative and Joint Use of Personnel, Property and Services, and the Distribution and Servicing Agreement, AXA Equitable provides the Company with personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. At December 31, 2011, the Company had a receivable of $903,907 due from AXA Equitable classified within Receivable from affiliates representing the overpayment of the allocation of operating expenses. At December 31, 2011, the Company also had a payable classified within Payable to affiliates of $2,169,140 of which $2,124,022 is to reimburse AXN for commissions paid on behalf of the Company, $31,410 represents gross receipts payable to the Parent and $13,708 relates to payable to AXA Equitable for pass-through 12b-1 fees.

6. Income Taxes

As a single member limited liability company, the Company is treated as a division of Holding for Federal and State income tax purposes, not as a separate taxable entity. Tax sharing arrangements between the Company and Holding provide that the amount the Company will either remit to or receive from Holding for its share of Federal and State income taxes is calculated as though the Company was filing separate Federal and State income tax returns. Under the Federal income tax sharing agreement, the Company is reimbursed for the use of its separate company losses or tax credits to the extent there is an aggregate reduction in the consolidated federal tax liability of the AXF affiliated group and it is reasonable to expect the group's liability to be reduced. The Company is reimbursed for the use of such items under the State income tax sharing agreement in the years they actually reduce the consolidated state income tax liability of Holding.

The Company had the following gross deferred tax assets and liabilities as of December 31, 2011.

	Assets	Liabilities
State net operating loss	$ 5,365,600	$ -
Deferred acquisition costs	-	319,213
State income taxes	-	1,772,598
Other	348,269	-
	5,713,869	2,091,811
Valuation allowance	(286,100)	-
	$ 5,427,769	$ 2,091,811

The Company has determined that it is more likely than not that the federal, state and local deferred tax assets will be realized. A valuation allowance has been provided against certain state net operating losses that are expected to expire unused.

As of December 31, 2011, the Company had total current taxes payable of $6,030,450 comprised of a federal income tax liability of $5,943,650 and a state income tax liability of $86,800.

As of December 31, 2011, the Company had no liability for uncertain tax positions.

The IRS completed its examination of the 2004 and 2005 Federal corporate income tax returns and issued its Revenue Agent's Report during the third quarter of 2011 with no impact to the Company. Additionally, it is expected that the examination of tax years 2006 and 2007 will begin during 2012.

7. Off-Balance Sheet Risk

In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including a contract where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under the contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. At December 31, 2011, the Company has recorded no liabilities with regards to these rights.

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

The Company is also subject to business environment risk as its financial performance is highly dependent on the environment in which the business operates.

8. Commitments and Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific matters, the Company estimates a liability of $650,000, included in Other liabilities in the Statement of Financial Condition. While the ultimate outcome of these matters cannot be predicted with certainty, the Company does not currently believe that potential losses would materially exceed amounts accrued.

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